SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |_|        Form 40-F [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|        No [x]




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                                                                          Page 2


                                      INDEX



Press Release dated January 31, 2003                                      3-4
Press Release dated February 3, 2003                                      5
Material Change Report dated February 5, 2003                             6-7
Signature Page                                                            8










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                                                                          Page 3


                                  Press Release

                                                                January 31, 2003

Toronto, Canada - January 31, 2003 - Kinross Gold Corporation (TSX-K; Amex-KGC; NYSE-KGC effective February 3, 2003) ("Kinross") is pleased to announce the approval of the Combination by the shareholders of Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO) ("Echo Bay") and TVX Gold Inc. (TSX-TVX; NYSE-TVX) ("TVX") and the receipt of final approval of the Plan of Arrangement by the Superior Court of Justice, Ontario. As a result of the completion today of the Combination of Kinross, Echo Bay and TVX and the acquisition of the 49.9% interest in the TVX Newmont Americas joint venture from Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) ("Newmont"), Kinross has become the seventh largest primary gold producer in the world. Kinross is the only senior North American based gold producer with both a strict non-hedging policy and less than 5% of reserves hedged. Kinross has the most leverage to changes of gold price of all North American based primary gold producers. Kinross operates and maintains joint venture interests in 12 gold mines located on four continents. Although global in reach, approximately 65% of Kinross gold production is from North America, the highest percentage of any senior North American based gold producer. Kinross' annualized gold production is expected to approach 2 million ounces per year at total cash cost of less than US$200 per ounce.

Shareholders of both Echo Bay and TVX will become common shareholders of Kinross based on the exchange ratios of 0.1733 and 2.1667, respectively. On Monday, February 3, 2003 Kinross will begin trading on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") reflecting the three-for-one common share consolidation approved earlier by Kinross shareholders. To profile its newly acquired senior status, Kinross will begin trading on the NYSE and to mark the occasion, President and CEO, Robert (Bob) Buchan, joined by members of Kinross management, will ring The Opening Bell(TM) on February 3, 2003. Bob Buchan, stated: "Although the primary market for Kinross common shares remains the TSX, the shifting of our U.S. listing to the NYSE is expected to increase the profile of Kinross for American and international investors. The American Stock Exchange has served Kinross and our U.S.-based shareholders very well and will continue to be the marketplace for the Echo Bay warrants that have now become exercisable into Kinross common shares on the terms described in the Kinross' Management Information Circular and Supplement."

After the three-for-one common share consolidation, Kinross will have 314,238,627 common shares outstanding. As a result of its prior ownership of shares of Echo Bay and TVX, Newmont will become Kinross' largest shareholder, holding 43,238,427 common shares, representing 13.8% of Kinross' issued and outstanding common shares. Pierre Lassonde, President of Newmont, stated: "We are very pleased with our strategic investment in Kinross. As a major shareholder in the new company, we are looking forward to sharing in Kinross' success as the new senior gold producer. I would like to




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                                                                          Page 4


personally congratulate Bob and his management team for their efforts in putting this three-way combination together, and in the process, unlocking tremendous shareholder value." Bob Buchan added: "We look forward to enhancing value for all our shareholders with this new, elevated platform particularly in light of the improving fundamentals in the gold sector."

Letters of transmittal will be available at the offices of Georgeson Shareholder Communications Canada, Inc. ("Georgeson"), at 66 Wellington St. W., Suite 5210, Toronto Dominion Tower, Toronto Dominion Centre, Toronto, Ontario, on Monday, February 3, 2003, and will be mailed to registered shareholders, commencing February 5, 2003. Georgeson can also be contacted by phone at 416-862-8088 or 1-866-275-0885 and at www.georgesonshareholder.ca .

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

    For further information: e-mail info@kinross.com or contact:

    Robert M. Buchan                          Gordon A. McCreary
    President and Chief Executive Officer     Vice President, Investor Relations
    Tel. (416) 365-5650                       and Corporate Development
                                              Tel. (416) 365-5132
    Carl B. Hansen
    Director Investor Relations
    Tel: (416) 941-0119






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                                                                          Page 5

                                  Press Release

                                                                February 3, 2003

Toronto, Canada - February 3, 2003 - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") would like to clarify that Mr. Robert (Bob) Buchan was misquoted in the National Post article "Kinross Gold eyes fresh growth", dated February 1, 2003. In that article Mr. Buchan was quoted as saying the Company was about to walk away from Greece. In fact, when speaking of the Greek assets acquired from TVX, the quote should have read, "It's going to take time to understand the best way to deal with them. There are very substantial assets there. I'm not about to walk away from them."

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

    For further information: e-mail info@kinross.com or contact:

    Robert M. Buchan                          Gordon A. McCreary
    President and Chief Executive Officer     Vice President, Investor Relations
    Tel. (416) 365-5650                       and Corporate Development
                                              Tel. (416) 365-5132
    Carl B. Hansen
    Director Investor Relations
    Tel: (416) 941-0119






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                                                                          Page 6


                             Material Change Report

Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Date of Material Change

January 31, 2003

Item 3. Press Release

Press release was issued by Kinross in Toronto on January 31, 2003 with respect to the material change and filed via SEDAR.

Item 4. Summary of Material Change

Kinross Gold Corporation ("Kinross") completes the previously announced business combination (the "Combination") with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay").

Item 5. Full Description of Material Change

Kinross (TSX-K; NYSE-KGC) announced the approval of the Combination by the shareholders of Echo Bay (TSX-ECO; Amex-ECO) and TVX (TSX-TVX; NYSE-TVX) and the receipt of final approval of the Plan of Arrangement by the Superior Court of Justice, Ontario. As a result of the completion today of the Combination of Kinross, Echo Bay and TVX and the acquisition of the 49.9% interest in the TVX Newmont Americas joint venture from Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) ("Newmont"), Kinross has become the seventh largest primary gold producer in the world. Kinross is the only senior North American based gold producer with both a strict non-hedging policy and less than 5% of reserves hedged. Kinross has the most leverage to changes of gold price of all North American based primary gold producers. Kinross operates and maintains joint venture interests in 12 gold mines located on four continents. Although global in reach, approximately 65% of Kinross gold production is from North America, the highest percentage of any senior North American based gold producer. Kinross' annualized gold production is expected to approach 2 million ounces per year at total cash cost of less than US$200 per ounce.

Shareholders of both Echo Bay and TVX will become common shareholders of Kinross based on the exchange ratios of 0.1733 and 2.1667, respectively. On Monday, February 3, 2003 Kinross began trading on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") reflecting the




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                                                                          Page 7

three-for-one common share consolidation approved earlier by Kinross shareholders. To profile its newly acquired senior status, Kinross began trading on the NYSE and to mark the occasion, President and CEO, Robert (Bob) Buchan, joined by members of Kinross management, rang The Opening Bell(TM) on February 3, 2003. Bob Buchan, stated: "Although the primary market for Kinross common shares remains the TSX, the shifting of our U.S. listing to the NYSE is expected to increase the profile of Kinross for American and international investors. The American Stock Exchange has served Kinross and our U.S.-based shareholders very well and will continue to be the marketplace for the Echo Bay warrants that have now become exercisable into Kinross common shares on the terms described in the Kinross' Management Information Circular and Supplement."

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 5th day of February, 2003.

                                        KINROSS GOLD CORPORATION

                                        PER: /s/ Shelley M. Riley
                                             -------------------------
                                             Shelley M. Riley




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                                                                          Page 8


                                   SIGNATURES

          Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KINROSS GOLD CORPORATION

                                        Signed: /s/ Shelley M. Riley
                                                -------------------------
                                                Shelley M. Riley
                                                Corporate Secretary